Exhibit 99.1

FLY Leasing Limited Bank of America Merrill Lynch Global Transportation Conference May 20, 2011 Boston

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the Company's Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on March 11, 2011 and in the Company's 6-K for the quarter ending March 31, 2011 filed with the SEC on May 6, 2011. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.

FLY Leasing is a Leading Global Lessor of Modern Aircraft Portfolio data as of 31 March 2011. Does not include four aircraft in a majority-owned, non-controlled Joint Venture. Includes one freighter. One A330-200, one B747-400, one B767-300ER and one B777-200ER. Based on percent of the book value of aircraft and geographic location of lessees. A five-year lease has been arranged for the one aircraft shown as available in 2011. Modern Fleet - 8.1 Yr Average Age (1) Modern Fleet - 8.1 Yr Average Age (1) A320 Family 26 B737 Next Generation 16 B737 Classic (2) 3 B757 (2) 11 Wide Body (3) 4 Total 60 % Narrowbody (4) 86% Long Leases - 4.5 Yr Average Lease Term (1)(5) (CHART) Geographic Diversity - 34 Lessees (1) (4) Geographic Diversity - 34 Lessees (1) (4) Europe 44% Asia (incl. India) 21% North America 19% Latin & South America 9% Middle East & Africa 7% Total 100%

FLY Leasing's Summary Financials for the Year Ending December 31, 2010 and for the Quarter Ending March 31, 2011 As of As of ($ in millions, except per share amounts) ($ in millions, except per share amounts) ($ in millions, except per share amounts) Full Year 2010 1st Qtr. 2011 Dec. 31, 2010 Mar. 31, 2011 Total Revenues $ 253.7 $ 49.7 Total Assets Total Assets $ 1,978.2 $ 1,992.0 Net Income $ 52.7 $ 2.8 Total Liabilities Total Liabilities $ 1,503.3 $ 1,522.3 Earnings per share $ 1.86 $ 0.10 Total Equity Total Equity $ 474.9 $ 469.7 Available Cash Flow(ACF) (1) Available Cash Flow(ACF) (1) $ 165.6 $ 28.3 Total Cash Total Cash $ 329.0 $ 306.5 ACF per share $ 5.85 $ 1.07 Unrestricted Cash Unrestricted Cash $ 164.1 $ 139.8 Dividends per share Dividends per share $ 0.80 $ 0.20 (1) See appendix for definition of Available Cash Flow (ACF) and a reconciliation to Net Income.

FLY's Investment in BBAM

- FLY acquired 15% of BBAM in April 2010
- The balance of BBAM is held by its senior executives through Summit Aviation Partners
- BBAM is the world's third largest aircraft lease manager with ~400 aircraft valued at $11bn
- BBAM's senior management, through Summit Aviation Partners, purchased ~4% of FLY

Ownership Structure



BBAM Senior Executives
(Summit Aviation)
~4%
FLY Leasing
85%
15%
BBAM LP

Leading Aircraft Lessors



Fleet Value ($bn)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$46
$43
$11
$8
$7
ILFC
GECAS
BBAM
RBS
ACG

Source: AirFinance Journal, July 2010.

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BBAM - Providing FLY with a Global, Full Service Platform World's 3rd largest aircraft lease manager/servicer with 20+ years of experience ~100 employees in 9 offices with coverage of all regions Extensive relationships with 200+ airlines around the world Leader in Sale & Leaseback deals, providing FLY with access to new aircraft Dedicated in-house professional staff providing a comprehensive platform Tokyo London Dubai Dublin New York Singapore Zurich San Francisco Santiago Comprehensive Platform Origination & Re-Marketing Technical Services Finance, Contracts & Investor Reporting Legal Corporate Finance & Capital Markets

Representative Global Reach Representative Global Reach Representative Global Reach Representative Global Reach Americas Asia-Pacific Africa / Middle East Europe A Small Sample of BBAM's Airline Relationships

FLY's Strategy for the Future

FLY's Shareholder Value Enhancements FLY's Shareholder Value Enhancements

FLY's Current Financing Overview

Facility	Key Covenants
$853m Securitization • Reduced to $595m through repurchases and repayments • Minimal amortization until August 2012 • Low margin, hedged interest rates • No refinancing obligation	• Non-recourse • No appraised value tests • Debt Service Coverage Ratio of 1.8 : 1; failure triggers amortization (FLY meets this test) • Limited cash flow to FLY starting in August 2012
$553m Term Loan • Balloon-style maturities starting in November 2012 • Low margins, hedged interest rates	• Non-recourse • Monthly and rolling three month interest coverage ratio (FLY meets this test) • Drawn debt cannot exceed 85% of asset value + cash collateral + ½ of qualifying maintenance reserves (FLY meets this test)

Note: Financial data as of 3/31/2011.

FLY Leasing

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Return of Strong Industry Fundamentals 2010 Airline Profits $15.1 billion 2011 Forecast Airline Profits $8.6 billion 2010 Passenger Traffic Growth 11.6% 2011 Forecast Passenger Traffic Growth 5.6% IATA Financial Forecast 2009 to 2029 Worldwide Annual Growth Rates (CHART) Sources: Boeing Current Market Outlook, 2010, IATA, World Bank, Airline Monitor. Air Travel has Historically Grown at ~2x GDP Aircraft Density by Region (CHART) (CHART)

Fleets under lessor management have grown from less than 100 aircraft in the 1970s to more than 7,000 today Over 56% of airlines (~400 carriers) use aircraft on operating leases Why Airlines Lease Why Airlines Lease Fleet Flexibility Ability to quickly address changing equipment needs Financial Flexibility Less cash required compared to buying aircraft No Residual Value Risk Airlines are willing to forego potential upside in aircraft residual values to avoid residual risks Better Equipment Many airlines can obtain better and more modern aircraft through leasing compared to buying Aircraft Leasing Plays an Increasingly Important Role for Airlines Aircraft Lessor Share of World Fleet Source: Oliver Wyman.

FLY Leasing - Investment Highlights

FLY Leasing - Investment Highlights (continued)

Appendix

FLY - Full Year 2010 and 1st Quarter 2011 Financial Results ($ in thousands, except per share data) Year ended Dec. 31, 2010 Year ended Dec. 31, 2009 Quarter ended Mar. 31, 2011 Quarter ended Mar. 31, 2010 Revenues Operating lease revenue $219,655 $213,964 $47,568 $54,245 Equity earnings from Unconsolidated Joint Venture 2,901 - 1,216 - Gain on sale of aircraft 13,449 - - - Gain on purchases of notes payable - 82,666 - - Gain on sale of option to purchase notes payable 12,501 - - 12,501 Lease termination settlement 2,298 8,307 549 589 Interest and other income 2,861 2,598 336 373 Total Revenues $253,665 $307,535 $49,669 $67,708 Expenses Depreciation $84,032 $83,650 $20,641 $21,265 Interest expense 75,748 80,925 18,569 19,052 Selling, general and administrative 25,413 21,094 5,685 4,970 Debt purchase option amortization 947 6,053 - 947 Maintenance and other costs 4,651 2,353 1,313 819 Total Expenses $190,791 $194,075 $46,208 $47,053 Net income before provision for income taxes $62,874 $113,460 $3,461 $20,655 Provision for income taxes 10,207 24,367 698 3,988 Net Income $52,667 $89,093 $2,763 $16,667 Diluted weighted average number of shares 28,307,971 30,831,637 26,505,488 30,279,948 Diluted earnings per share $1.86 $2.89 $0.10 $0.55

FLY - Selected Balance Sheet Information ($ in thousands, except per share data) March 31, 2011 (Unaudited) December 31, 2010 (Audited) Cash and cash equivalents $139,800 $164,107 Restricted cash and cash equivalents 166,694 164,935 Flight equipment net 1,636,984 1,613,458 Other assets 48,527 35,724 Total Assets $1,992,005 $1,978,224 Notes payable $594,165 $596,190 Borrowings under aircraft acquisition facility 553,305 561,636 Other debt 95,761 66,283 Security deposits and maintenance reserves 177,795 166,701 Other liabilities 101,304 112,510 Total Liabilities $1,522,330 $1,503,320 Total Shareholders' Equity $469,675 $474,904 Total Liabilities and Shareholders' Equity $1,992,005 $1,978,224

FLY – Available Cash Flow (a Non-GAAP Financial Measure)

($ in thousands, except per share data)	Year ended Dec. 31, 2010	Year ended Dec. 31, 2009	Quarter ended Mar. 31, 2011	Quarter ended Mar. 31, 2010
Net Income	**$52,667**	**$89,093**	**$2,763**	**$16,667**
Add / (Less):				
Depreciation	84,032	83,650	20,641	21,265
Lease incentive amortization	5,095	4,315	1,457	1,243
Amortization of debt issue costs	8,788	7,251	2,108	1,890
Non-cash share based compensation	3,720	-	952	-
Gain on purchases of notes payable	-	(82,666)	-	-
Professional fees reimbursed by Babcock & Brown	2,180	-	-	-
Provision for deferred income taxes	9,069	24,198	336	3,949
Available cash flow	**$165,551**	**$125,841**	**$28,257**	**$45,014**
Available cash flow per share	**$5.85**	**$4.08**	**$1.07**	**$1.49**

FLY defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of lease incentives and debt issue costs, non-cash share-based compensation, and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time non-cash items are excluded from ACF. FLY's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY's ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY's performance. ACF should be considered in addition to, not as a substitute for, net income or other financial measures determined in accordance with GAAP.

FLY Leasing

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FLY Leasing (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 203-769-5916 Matt.Dallas@bbam.com